Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 26, 2017

December 26, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

Insurer Aetna Rocks Hartford With Headquarter Relocation, Sale To CVS Hartford Courant By Kenneth R. Gosselin

Aetna Inc., the company that was founded in Hartford in 1853 and morphed into a health insurer, rocked the city — and Connecticut — in 2017 with plans to move its headquarters to Manhattan and then, a few months later, with a sale to CVS Health Corp.

Aetna’s decision to move its headquarters to New York’s trendy Meatpacking district, announced in June, was a blow to Hartford’s prestige but it was unclear how many employees would move to Manhattan. Aetna said it expected to employ 250 in New York within three years.

Barely six months later, Aetna’s move to sell to CVS Health in a blockbuster, $69 billion deal — one of the biggest ever in health care — has the potential to reshape the industry.

If approved, the merger would combine a provider of pharmacy benefits and a coast-to-coast drugstore chain with a growing number of in-store clinics and a health insurer with 22 million medical members.

The merger also would mean a big payday for Aetna’s chief executive Mark T. Bertolini, who stands to take home a half a billion dollar payout, The Wall Street Journal reported.

In The Courant’s ranking of the top 10 stories of the year, the two dramatic moves by Aetna in 2017 ranked No. 6.

Since Aetna’s merger with CVS was announced Dec. 3, the status of Aetna’s headquarters move has been thrown into uncertainty. CVS said all real estate locations will be under review and would not say if the relocation would go forward.

Aetna employs about 6,000 in Connecticut, the majority — about 4,000 — at its Farmington Avenue headquarters in Hartford.

Aetna said the relocation was driven by the insurer’s goal to tap into the “knowledge economy.” The insurer was pursuing a digital transformation, shifting from its traditional role as insurer to health care company.

If the Aetna-CVS deal clears regulatory hurdles, experts say it is likely Aetna will be run as a separate unit, at least initially. There is little overlap between the two companies, a potential positive for jobs in Hartford until strategies are developed to more closely integrate the two companies. Link to Original

CVS’s Megadeal to Change U.S. Health Care Faces Stiff Challenges Bloomberg Markets By Zachary Tracer, Robert Langreth and Matthew Boyle

•	Costly revamps needed to make vision behind Aetna deal reality

•	Luring customers to in-store clinics will mean changing habits

Walking the aisles of a CVS drugstore, there are piled paper towels, stacked cereal boxes, and neat lines of nail polish. In the back, there’s the pharmacy.

For years, that approach has remained essentially unchanged despite a creeping reality: Every time a customer hits “Add to Cart” on Amazon.com, the pharmacy chain’s thousands of square feet of retail floor space get a little less valuable. Meanwhile, the money Americans spend on health services keeps growing.

That’s why the back of the store is front and center as CVS Health Corp. gets ready to combine with health insurer Aetna Inc.

The $67.5 billion merger announced Dec. 3 will bring together 9,700 CVS stores and Aetna’s 22 million customers. A central plank of the deal is transforming the stores into health hubs where consumers can get care, pick up their drugs, buy some milk, and stay out of the hospital.

“Together, we plan to build an entirely new health-care concept based on the principles of making care easier to use and more affordable,” CVS Chief Executive Officer Larry Merlo said on a Dec. 4 call with investors.

There are serious challenges to CVS’s proposal. Revamping the stores could cost several billion dollars. The company will have to change how millions of customers see a doctor or nurse. And it will have to fight decades of health-care economics and patterns.

Drab but Busy

CVS is already the leader in drugstore-based clinics. At a CVS in Springfield, New Jersey, an unlit MinuteClinic sign in the store’s window is hard to see from the road after dark. The waiting area is four plastic chairs pressed up against the store’s back wall, near greeting cards and nail products. There are exam rooms off a short hall behind.

Despite the drab look, it’s busy. An hour before closing time, three women were waiting for appointments on a recent Tuesday evening. A couple who came in with their school-age daughter turned away after seeing a display on the check-in kiosk next to the pharmacy, which read: “We’ve got a full schedule today.”

While many stores are polished and inviting, revamping others will require significant overhauls, and CVS has said it may redirect some of its $2 billion in annual capital spending to the task. The company is also testing out vision and hearing services in a handful of locations and may eventually offer nutrition services.

The Aetna deal offers little in the way of traditional synergies, and whether it succeeds will depend on managing customers’ health, using in-store clinics and hubs to care for patients in lower-cost settings or stay on top of costly diseases.

As the companies envision it, individuals with a chronic disease like diabetes could get blood tests drawn or see a nutritionist in a store while picking up their medication. If they need it, they could then be guided to see a specialist or told when to return for a follow-up.

Most CVS clinics now are staffed by a single nurse practitioner at a time. Frances Prado, a nurse practitioner who previously worked at MinuteClinics in the Walnut Creek, California, area, said she had to do everything from ordering supplies and cleaning up to dealing with a customer’s insurance information.

Access Gap

Stef Woods made her first trip to a Washington, D.C., MinuteClinic when her four-year-old daughter Roya came down with a cold. Hoping to get a quick test for strep throat, Woods, a lecturer at American University, took Roya to a CVS on a Saturday morning, buying her a drink and a coloring book in the store as they waited.

“CVS is trying to fill a void,” she said. “There’s such a gap in access to care.”

While the clinics are convenient, there’s evidence that may come at a cost for the health-care system. According to one study, patients take advantage of the convenience to use more services. Instead of waiting out a cold or the flu, they go see a clinician.

“In contrast to the people who have said retail clinics would reduce health-care spending, we’ve seen it increase health-care spending,” said Ateev Mehrotra, an associate professor at Harvard Medical School.

The study doesn’t account for the “the long-term benefits of receiving preventive care,” CVS spokeswoman Carolyn Castel said.

Clinic nurses try to coordinate with patients’ doctors when they have them. If patients don’t have a physician relationship, the clinicians try to connect them with one, said Castel.

Drawing Customers

For now, the clinics likely account for less than 1 percent of CVS’s annual revenue, estimates Adam Fein, president of Pembroke Consulting, which focuses on drug distribution. The clinics also don’t bring in many customers — only about 1 percent of all drugstore visits are made primarily to visit a clinic, according to research firm Kantar Retail.

CVS, based in Woonsocket, Rhode Island, doesn’t disclose financials for its clinics and declined to comment on the estimates.

Jeff Goldsmith, who runs the health-care consulting firm Health Futures Inc., is skeptical of the strategy behind the deal, calling it “flat-out baffling.” He says the MinuteClinics, or what he calls the “nurse in a broom closet” model, lack the clinical acumen or trusting relationships with patients to effectively manage care.

“I don’t see it generating new customers for either the acquirer or the acquiree, or leverage to lower health costs,” he said.

More of the recent growth in “convenient care” has come from standalone urgent-care centers. Those facilities, typically staffed by doctors and serving a wider array of illness andinjury, are expanding quickly, as much as 15 percent a year, according to Tom Charland, founder of industry tracker Merchant Medicine. Some of the biggest are backed by major corporations, such as UnitedHealth Group Inc.’s MedExpress chain.

Slower Growth

In-store clinics are growing more slowly. CVS has 1,100 out of about 2,000 industrywide, according to data from Merchant Medicine.

CVS’s rivals have stayed back, by comparison. Walgreens Boots Alliance Inc. has about 400 in-store clinics, while Rite Aid Corp. has 43 RediClinics in its pharmacies. Wal-Mart Stores Inc. has more than 4,600 pharmacies in its stores, but just 19 clinics. The company says it isn’t planning to add more.

CVS has made deals to transform its business before. In 2007, it acquired prescription benefit manager Caremark. Seven years later, CVS broke ranks with the rest of the drugstore industry and removed tobacco products from its shelves. Today, only 11 percent of CVS’s sales come from non pharmacy sources, according to Kantar Retail analyst Brian Owens.

With Amazon.com Inc. threatening every traditional retail business, including CVS, Owens said now’s the time try something new.

“They’re already moving away from a drugstore to a health-care company,’’ Owens said. “That means they can take risks that other retailers can’t.’’ Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.